Exhibit (d)(20)

Execution Version

ASSIGNMENT OF UNITS

ENDEAVOR EXECUTIVE HOLDCO, LLC

THIS ASSIGNMENT OF UNITS (this “Assignment”), dated as of March 23, 2025 (the “Effective Time”), is made by and between Patrick Whitesell, Trustee of The Patrick Whitesell Revocable Trust, Dated May 31, 2019 (“Assignor”) and Patrick Whitesell, Trustee of The SCW Irrevocable Trust (“Assignee”).

RECTIALS

WHEREAS, Assignor owns the interests listed on Schedule A in Endeavor Executive Holdco, LLC, a Delaware limited liability company (the “Company”);

WHEREAS, Assignee is a permitted transferee under the Amended and Restated Limited Liability Company Agreement of the Company, dated April 28, 2021; and

WHEREAS, Assignor desires to assign, convey, transfer and deliver, and Assignee wishes to assume, acquire, accept and receive, any and all of the rights, title, interests and obligations of the interests listed on Schedule A (the “Assigned Interests”);

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants set forth in this Assignment, and such further mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.

Assignment. On the terms and subject to the conditions set forth in this Assignment, Assignor does hereby convey, transfer, assign and deliver to Assignee, all of its right, title, and interest in and to the Assigned Interests in the Company, together with the right to receive its share of the Company’s profits, losses, income, gains, deductions, credits, and capital distributions, as well as all consent and voting rights and any other rights to participate in the management, operation and control of the Company pursuant to applicable law.

2.	Successors and Assigns. This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

3.	Headings. The headings in this Assignment are for reference only and shall not affect the interpretation of this Assignment.

4.

Governing Law. This Assignment shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts of law principles thereof (whether of the State of Delaware or any other jurisdiction) that would result in the application of the law of a jurisdiction other than the State of Delaware.

5.

Counterparts. This Assignment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. The delivery of a fully executed Assignment (in counterparts or otherwise) by electronic transmission in .pdf format, DocuSign or other generally available graphical format shall be deemed to have the same legal effect as delivery of an original signed copy of this Assignment and shall be sufficient to bind the parties hereto to the terms and conditions of this Assignment

TO HAVE AND TO HOLD all and singular said Assigned Interests in the Company unto the Assignee and its successors and assigns forever.

IN WITNESS WHEREOF, the Assignor has caused this Assignment to be given, effective as of the Effective Time.

ASSIGNOR:

The Patrick Whitesell Revocable Trust, dated May 31, 2019

Signature:	/s/ Patrick Whitesell
Name:	Patrick Whitesell
Title:	Trustee

ASSIGNEE:

The SCW Irrevocable Trust

Signature:	/s/ Patrick Whitesell
Name:	Patrick Whitesell
Title:	Trustee

[Signature Page to Assignment of Interests – SCW]

SCHEDULE A

Assigned Interests

Company	Units
Endeavor Executive HoldCo, LLC	98,724

[Signature Page to Assignment of Interests – SCW]